Mail Stop 3-09

									November 1, 2004


Tony Milici, MD, Ph.D
GeneThera, Inc.
3930 Youngfield Street
Wheat Ridge, CO  80033

Re:	GeneThera, Inc.
	Amendment No. 1 to the Registration Statement on Form SB-2
	File No. 333-118937

Dear Dr. Milici:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2

General
1. In your response letter, please state our comment and then explain each change that has been made in response to a comment. In addition, you should also reference each page number in which disclosure has been revised in response to a comment so that we can easily place your revised disclosure in its proper context.
2. We note the statement located on the top of your registration statement cover page providing that you filed the document on September 10, 2004. This statement contains an incorrect date. In your next amendment, please include the actual date you file the amended registration statement.
3. We note your response to comment 2 and reissue the comment. Although we note you filed the Form 10-QSB for the quarter ended June 30, 2004, such information does not appear to be included in your registration statement. Because you have filed a Form SB-2, please note that you are not permitted to incorporate by reference the contents of the Form 10-QSB for the quarter ended June 30, 2004 to your Form SB-2. To that end, please revise your document to provide the interim financial information in accordance with Item 310(g) of Regulation S-B.

Cover Page
4. We note your response to comment 5 and reissue the comment. It does not appear you have provided the information requested by Item 501(a)(9)(iv). Please revise your document or advise us.

Risk Factors
5. We note your response to comment 10. Your Note 15 indicates that you are in default for payments on notes payable in the amount of $116,405 including accrued interest. In that regard, please add a separate risk factor disclosing the risks and consequences of such default. In your discussion, please disclose the holders of such notes payable, and if you expect such parties to commence legal action. In the alternative, please advise us as to why you do not believe a risk factor is necessary.
6. We note your response to comments 14 and 22 and reissue the comments in part. Some of your risk factor headings still continue to merely describe an event that may occur in the future, or merely states a fact about your business. For example, the risk factor beginning, "Current litigation involving the Company that could result in additional . . . ." on page 6, and the risk factor beginning "We are controlled by our officers, directors and principal shareholders," on page 7. Please revise your risk factor to succinctly state in your subheadings the risks that result from the facts or uncertainties.

"We may not obtain the necessary regulatory approvals to
commercialize our . . . .," page 3
7. We note your response to comment 18 and reissue the comment. It is still unclear from your revised disclosure whether you have any applications before the USDA or other approvals for your key products. Please revise this risk factor accordingly. To the extent you have no such applications, please so state. In addition, in your Business section, please disclose the stage of the approval and the amount you have spent on research and development for the particular product.

"We are controlled by our officers, directors and principal shareholders," page 7
8. We note your response to comment 13 and reissue the comment. We note you have revised this factor to include some discussion about a bylaw provision that could prevent a change in control in management. However, each risk factor should discuss only one risk factor and the consequences that stem from it. In this risk factor, you discuss two separate risk factors: one associated with the fact that management controls more than 64% of the common stock of the common, and the other associated with a bylaw provision that may prevent a change in control in management. Please revise your risk factor so that each risk factor is discussed separately.
9. In addition, in your revised risk factor discussing the risks and consequences of bylaws or charter provisions that may prevent a change in control, please disclose applicable charter provisions and/or Colorado state law that may also prevent a change in control.

"You may experience dilution in your ownership of shares of common stock," page 7
10. We note your response to comment 22. Please revise to indicate that $1.50 per share is a price as of a recent date.
11. We note your response to comment 23 and reissue the comment in part. Please revise to disclose at what price the shares will be sold to potential purchasers.
12. We note that the revised disclosure you added to this risk factor includes virtually the same language you have provided in your Dilution section. In addition, we note that much of this added disclosure is inappropriate for disclosure in this risk factor. Please revise this risk factor to eliminate the redundancy.

Convertible Notes, page 10
13. We note your response to comment 34 and reissue the comment in part. It does not appear that you have provided the expiration date for the notes you issued between May 17, 2003 and September 19, 2003. Please revise to disclose this information.
14. In addition, we note your disclosure in the second paragraph of this section where you state that the notes issued to Fidra Holdings was due 180 days after issuance. It is unclear what you mean by this. For example, do you mean 180 days after the issuance of the note? And if this is what you mean, does it mean the notes have expired and are due immediately and may be in default? Please advise us or revise your disclosure to clarify.
15. We note response to comment 36 and reissue the comment part. Please explain why you issued a note for $120,000 if you only raised $36,900 under the note. In addition, please disclose the material terms of this settlement agreement, including the number of shares that still may be converted, if any. Please also disclose the value of the 80,000 shares converted by Mr. Taggart.

R&D Services, page 12
16. We note your response to comment 37 and reissue the comment in part. Please explain what the "Molecular Biology Potential Agreement Structure" is. In addition, please expand your description to better explain the activities that take place in Steps III through V.
Integrated Technology Platform (ITP), page 14
17. Please briefly describe what spongiform encephalopathy and Johnnnes disease are.

Gea(tm) System, page 14
18. We note your response to comment 40 and reissue the comment in part. Please disclose the approximate amount of time required to develop this vaccine.
19. We note your disclosure that the Gea(tm) is to be used solely for your laboratory. Please indicate if you intend to market this product for commercial sale. If so, please indicate the approximate timing and market.
20. Please explain what fluorogenic polymerase chain reaction is.
21. Please also indicate if you anticipate obtaining the specific laboratory equipment needed to develop this vaccine? If so, please disclose the approximate costs of obtaining the equipment and approximate timing.
22. In addition, please provide us with third party documentation supporting your claim the use of F-PCR represents a great advantage over other available systems because of its greater sensitivity, speed and accuracy.

Business, page 16

Overview, page 16
23. We note your response to comment 46 and reissue the comment in part. Please disclose the specific assets you acquired in the reverse acquisition of GeneThera. In addition, please disclose the total consideration you paid for the acquisition.
24. We note your response to comment 47 and reissue the comment in part. For each of the products you have described in this Business section, please disclose the status of any regulatory or clinical trials; the estimated amounts required to complete development, testing and regulatory approval process; and when you anticipate commencement of the marketing efforts. To the extent you are unable to provide the information requested, please so indicate and the reasons why.
25. We note your disclose that you sent a detailed proposal to the USDA in order to validate your live blood test for Mad Cow Disease. Please disclose when you sent the proposal. Please also indicate when you received the preliminary response from the USDA. In addition, please provide us with a copy of the letter indicating that the USDA would cooperate with you to validate your test and vaccine.


26. We note your statement that the USDA has denied you the opportunity to work along side them in order to validate your live blood test for Mad Cow disease and Chronic Wasting disease. Please explain in what way they are denying you this opportunity.
Legal Matters, page 19
27. We note your response to comment 51 and reissue the comment. Please include a description of the facts underlying each of the proceedings described in this section.
28. In addition, please disclose the material facts of the settlement you reached as of October 13, 2004, including the amount. In addition, to the extent the settlement agreement is material to you, please file it as an exhibit to this registration statement.

Compensation of Directors and Executive Officers, page 21
29. We note your response to comment 55 and reissue the comment. Please indicate if Tannya Irizarry`s employment agreement has a renewable term beyond the initial period? In addition, please describe the specific non-disclosure and non-competition obligations that both executive officers are subject to under their respective employment agreements with you.

Certain Relationships and Related Transactions, page 22
30. We note your response to comment 61 and reissue the comment in part. For each transaction described, please describe if the terms you received in the transactions were on terms as favorable as could have been obtained from unaffiliated third parties. To the extent terms were not, please so indicate in this section.

Selling Shareholders, page 25
31. Please revise this table to disclose what the asterick beside each name means. In that regard, we note your revised disclosure in the Convertible Notes section of the Management`s Discussion and Analysis section of your document.
32. We note your response to comment 62 and reissue the comment. Please revise to disclose the natural person having voting and dispositive rights over the shares held by The Regency Group, and L&B Chartiable.
33. We note the language contained in the bullet points included in the last paragraph of this section. Please revise your disclosure to indicate the bullet point that applies to each selling shareholder separately. For example, for those selling shareholders who received the shares in a private placement of convertible notes, please so provide in this section. Similarly, identify those shareholders who received warrants.



Plan of Distribution, page 26
34. We note your response to comment 65 and reissue the comment. Please confirm your understanding that the Company may substitute new names for the names of selling stockholders by means of a Rule 424(b) prospectus only if the conditions outlined in the previous comment are met.

Recent Sales of Unregistered Securities, page II-1
35. We note your response to comment 66 and reissue the comment. While we note your revised disclosure that there have been no recent sales of unregistered securities within the past three years. This disclosure seems inconsistent with your disclosure on page 10 of the document entitled "Convertible Notes," where you provide the various issuances of convertible notes during 2002, 2003 and 2004. Please revise this section or advise us.

Exhibit List
36. We note your response to comment 9. Please revise your exhibit list index to include your InvestLinc Securities and NVO Solutions agreements.
37. We note your response to comment 32 and to the disclosure you provide in the first sentence of this section. More specifically that you are incorporating by reference the documents listed below. To the extent the equity line credit agreement or other agreement listed in this section is not applicable, you should delete reference to them in this registration statement. Please revise your exhibit list accordingly.
38. We note your response to comment 38 and specifically the filing of certain curriculum vitae. Please revise your exhibit list to reflect the filing of these documents as part of your document.
39. We note your response to comment 50. Please revise your exhibit list to specifically reference this agreement as an exhibit to your registration statement.

Legal Opinion
40. We note your response to comment 68. Please revise your exhibit list to specifically reference this opinion in the exhibit list.
41. In addition, please revise your counsel`s legal opinion to specifically include language on whether the shares you are registering in this Form SB-2 will be, when sold, fully paid and non-assessable. See Item 601(b)(5) of Regulation S-B.

*	*	*



	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

 	Please contact Song P. Brandon at (202) 942-2831, John Krug, at
(202) 942-2979 or me at (202) 942-1840 with any questions related to the comments above or other related matters.

							Sincerely,



							Jeffrey Riedler
								Assistant Director


cc:	Richard W. Bryans, Jr.
	1177 Grant Street
	Suite 308
	Denver, Colorado 80203









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